MY TRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

19 February 2003

03 FEB 24 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

03003998

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 18 February 2003, the Company filed with the London Stock Exchange an announcement regarding the Annual Report and Accounts for MyTravel Group plc.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Very truly yours,

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-030219

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

MyTravel Group plc - Doc re. AGM

RNS Number:6677H
MyTravel Group plc
18 February 2003

MYTRAVEL GROUP PLC

18 February 2003

Documents :

Circular to shareholders regarding Annual General Meeting to be held on 20 March 2003

Annual Report and Accounts 2002

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

Enquiries :

Mike Vaux
Assistant Group Company Secretary
0161 232 6567

END

DOCEAXAPFDDDEFE

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
MyTravel Group plc	Doc re. AGM		17:25 18 Feb 03		

Full Announcement Text

MYTRAVEL GROUP PLC

18 February 2003

Documents :

Circular to shareholders regarding Annual General Meeting to be held on 20 March 2003
Annual Report and Accounts 2002

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

Enquiries :

Mike Vaux
Assistant Group Company Secretary
0161 232 6567
